Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to provide update on Great Bear and U.S. projects

Toronto, Ontario, June 20, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) will host a virtual review session regarding its Great Bear project in Red Lake, Ontario, as well as its Manh Choh project in Alaska and Curlew exploration project in Washington State, on Tuesday, June 28, 2022.

Kinross’ management team will host a presentation and question and answer session at 9 a.m. EDT to discuss the projects. The presentation will be accessible via audio webcast on www.kinross.com, where it will be archived.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with mines and projects in the United States, Brazil, Mauritania, Chile, Ghana and Canada. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corporation

www.kinross.com